# CALM COMPANY FUND

*2021 Report*

# *Dear investors,*

The first half of 2021 was a whirlwind for us. We invested in 14 new companies and had two portfolio companies exit. We also launched our rebrand as Calm Company Fund, launched our Fund III, and wrapped up the equity raise on Wefunder (thank you!!). We spent the second half of 2021 executing on many of the goals we laid out in our Wefunder campaign: 1) Building out a world-class team to support our investing and help our portfolio succeed, 2) Laying the groundwork to expand the number of GPs and grow the investing capacity of our funds, and 3) Experimenting with new product offerings to help calm companies succeed beyond our existing fund model.

In the second half of 2021, we fired full steam ahead on our core business. Not only did we invest in 13 additional companies, we also managed to pull off Founder Summit 2021 in Mexico City — we brought together 150 Calm entrepreneurs for a magical four days focused on interaction, curated experiences, and excellent food and drink with plenty of flexibility and breathing room to chat and have fun with a great group of founders and builders.

We also took time over the holidays to rest and recharge, and implemented Calm Weeks. The gist is that the time can be used for vacation or catching up on deep work, recharging or getting caught up on the projects stuck on the back burner. There are no expectations for any team member to be online or responsive. Though we're working full speed ahead to execute on our goals, we practice what we preach and make time to find some calm in our days and weeks.

### We need your help!

We're so grateful for the support of our investors, and we ask that you continue to keep pushing us to do more for founders and stay at the forefront of modern, internet-native entrepreneurship. Your diverse points of view, feedback, and ideas are always welcome and help keep us honest! As we continue to evolve our product offerings for founders of calm companies, we'll be looking to our investors—many of whom are the very founders we're working to support—for their honest feedback and input on what we can be doing better. We also need help cultivating and finding a diverse group of mentors for our founders and investors for our funds, which is always top of mind to ensure we have diversity of experiences and points of view.

*Sincerely,*

Matthew Goldstein

Head of Finance

Tyler Tringas

General Partner and Founder

## Our Mission

Backing 100s - 1,000s of new companies every year with an approachable and equitable on-ramp to modern entrepreneurship

See our full profile

## How did we do this year?

## Report Card

**A-**

### The Good

Building out a world-class team to support our investing and help our portfolio across storytelling, community, and product.

Launched Calm Company Scouts to lay the groundwork to expand the number of GPs and grow the investing capacity of our funds.

Experimenting with new products to help calm companies succeed beyond our existing fund model with our Founder Liquidity Fund

### The Bad

Team bandwidth remains limited. The scope of our ambitions and list of goals is still larger than the bandwidth of our lean team.

The Scouts program isn't an immediate on-ramp to "full-stack investors," and more work is needed to evolve the path forward.

Growing pains are natural with fast expansion of the team and we're reworking some of our internal processes to better scale.

## 2021 At a Glance

January 1 to December 31

**$886,250** +112%
Revenue

**$102,574** +20%
Net Profit

**$58,726** [33%]
Short Term Debt

**$1,496,658**
Raised in 2021

**$1,339,606**
Cash on Hand
As of 03/ 2/22

INCOME | BALANCE | NARRATIVE

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

The Company's mission is to maximize the number of successful internet entrepreneurs in the world through capital, mentorship, and community. The Company's strategic plan for 2022 and beyond is to continue launching and managing private venture capital funds to invest in and support founders of calm, sustainable, internet-enabled businesses using our innovative Shared Earnings Agreement. The Company raised capital in 2021 via a Regulation CF crowdfund campaign to accelerate investment in the growth and development of its team, internal systems, and community products, as is reflected in the results of the 2021 Financial Statements in comparison to 2020.

**Milestones**

Calm Company Fund LLC was incorporated in the State of Delaware in November 2018.

Since then, we have:

- ⚡Team has invested in 60+ profit-focused software startups across three funds since 2019
- 📈 >100% total portfolio value increase since launching Fund I in 2019
- 📝 Created novel, innovative, founder-aligned SEAL (shared earnings agreement) investment structure
- 💸 Several portfolio co's sharing profits already + 2 exits (Makerpad to Zapier; EnjoyHQ to UserZoom)
- 🥾 Created Trailhead initiative to make access to funding more equitable for founders

**Historical Results of Operations**

Our company was organized in November 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $886,250 compared to the year ended December 31, 2020, when the Company had revenues of $418,298. Our gross margin was 100.0% in fiscal year 2021, compared to 100.0% in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $1,568,151, including $1,438,380 in cash. As of December 31, 2020, the Company had $173,861 in total assets, including $143,291 in cash.
- *Net Income.* The Company has had net income of $102,574 and net income of $85,679 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $58,726 for the fiscal year ended December 31, 2021 and $87,178 for the fiscal year ended December 31, 2020.

**Liquidity & Capital Resources**

To-date, the company has been financed with equity from a Regulation CF equity raise and related follow-on direct investment on equivalent terms. We currently have cash on hand of $1,339,606 as of March 2022 from the two aforementioned equity raises.

We may require additional capital in the future, and it is not reasonably possible to know at this time whether we will be able to access capital financing from investors or other capital sources.

**Runway & Short/Mid Term Expenses**

Calm Company Fund LLC cash in hand is $1,339,606, as of March 2022. Over the last three months, revenues have averaged $91,778/month, cost of goods sold has averaged $14,045/month, and operational expenses have averaged $98,995/month, for an average burn rate of $21,262 per month. Our intent is to be profitable in 18-24 months.

There have been no material changes or different trends in our finances or operations since the date that our financials cover. The trends reflected in 2021 still hold in early 2022.

We expect to see revenue and expenses in the next 3-6 months that are reasonably similar to the past three months, as we are already revenue generating and have made the investments into the team that we planned to make at the onset of the crowdfund equity raise.

We are currently running at a short-term quarterly loss due to the investment into the team and into our products. We raised the Regulation CF equity raise in order to facilitate this investment and provide runway. We expect to reach breakeven profitability within 18-24 months and believe we have sufficient runway with the existing funds raised to do so.

Our primary source of capital outside of funds raised is our management fee revenue from the Venture Funds that we manage. We intend to grow the size of the Funds we manage, which in turn increases our revenue, in order to cover the short-term burn rate that we currently have.

**Net Margin:** 12% **Gross Margin:** 100% **Return on Assets:** 7% **Earnings per Share:** $468.37 **Revenue per Employee:** $110,781

**Cash to Assets:** 92% **Revenue to Receivables:** 11,567% **Debt Ratio:** 4%

Calm_Company_Fund_LLC_2021_Financial_Statements.pdf

# We ♥ Our 617 Investors

## Thank You For Believing In Us

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## Thank You!

From the Calm Company Fund Team



**Tyler Tringas**
General Partner and Founder



**Najva Sol**
Head of Product & Marketing

*Former Head of Community at Quartz Media, VP of Marketing at Spankchain, and Digital Director at A Practical Wedding. Creator of "Branding for Bootstrappers" workshop + Mastermind Sprint.*



**Sibi Murugesan**
Chief of Staff & Head of Platform

*Worked with 100s of founders through Calm Company Fund, Product Hunt, Startup Weekend by TechStars, gener8tor, Co Lab, and Junior Achievement. Cofounder of @AppleBananaUX.*



**Matt Goldstein**
Head of Finance & Operations

*Reformed corporate finance & business operations executive. Former VP of Digital Business Ops @ National Geographic, Director of Marketing & Director of Finance @ Custom Ink. Proud Excel jockey.*



**Michael Rouveure**
Head of No-Code Operations

*CEO of Junglebee. Multiple time founder of travel SaaS companies.*



**Gil Hernandez**
Dealflow Analyst

*Formerly venture partner for Republic, scout for Indie.vc, and Clearbanc, financial analyst for Apple in the Software & Services group. Member of VC Familia + Gen Z VC.*



**Brooke Smith**
Community Manager

*Director of Women Who Code Raleigh, and UX mentor at Thinkful. Former UX Designer at Capital One.*

## Details

**The Board of Directors**

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Tyler Tringas | Founder & General Partner @ Calm Company Fund LLC | 2018 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Matthew Goldstein | Head of Finance & Operations | 2020 |
| Tyler Tringas | Founder | 2018 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| Tyler Tringas | 18,503,342 Class A Units | 100.0% |

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY | EXEMPTION |
|---|---|---|---|
| 07/2021 | $1,296,658 | | 4(a)(6) |
| 08/2021 | $200,000 | Common Stock | Other |

*The use of proceeds is to fund general operations.*

### Outstanding Debts

None.

### Related Party Transactions

None.

### Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
|---|---|---|---|
| Class Cf | 1,296,658 | 1,296,658 | No |
| Class B | 200,000 | 200,000 | No |
| Class A | 18,503,342 | 18,503,342 | Yes |

| | SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION |
|---|---|
| Warrants: | 0 |
| Options: | 0 |

### Risks

The Company's Manager decides in its discretion when distributions are paid out from the LLC to its members. Investors will have little or no influence in when those distributions are made.

Calm Company Fund LLC ("Earnest Capital," the "Company," "we," "us," or "our") is a venture capital firm. It provides investment advisory services to the Calm Company Funds. The Calm Company Funds are exempt from registration under the Investment Company Act of 1940 (the "Investment Company Act") and their securities are not registered under the Securities Act of 1933, as amended (the "Securities Act").

The Company works in a highly regulated industry, and is subject to wide ranging laws and regulations across federal, state, and local jurisdictions, such as SEC listing requirements, investment adviser registration requirements, limitations on the size of funds we manage, etc. While the Company and management team take all necessary and expected steps to satisfy the regulatory requirements, it is unknown how the regulatory environment may change in the future, and such regulations may have a detrimental impact to the business. The violation of any current or future regulations could result in the the Company being subject to litigation, punitive civil or criminal sanctions and/or fines, and even suspension of our ability to continue operating the current scope of our business.

The Company's managed Funds invest with a venture capital strategy in early-stage companies with limited operating history, and depend on realizing returns from portfolio companies to generate fund returns. Portfolio Company financial results may vary substantially from period-to-period and there is no assurance of long-term growth or profits. Future valuations are therefore subject to volatility, and there may be limited or no potential for profitable liquidation of investments. Additionally, the securities of Portfolio Companies are not likely to have public markets, nor are there any assurances that public markets for such securities will develop.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company is subject to risks typically associated with early-stage investing. While early results are promising, the future success of the Funds we manage is dependent upon an unproven investment thesis in a highly competitive industry.

The Company's success is dependent upon the skill and ability of our Founder and General Partner (the "Manager" as defined in the attached Operating Agreement), Tyler Tringas, and a small management team to execute upon our stated goals. All team members are considered at-will employees and there can be no assurance that they will continue to be employed for any particular period of time, or that their activities with the Company will be successful. The loss of the Manager or other employees could harm the Company's business performance, financial condition, and cash flow.

We have a limited operating history, and the Company is still in an early phase of operations and growth. There is no guarantee that we will achieve our stated goals or operate profitably. Our business faces all risks, costs, complications, and difficulties typical of early-stage businesses.

The reputation of our company, and in particular of our Manager, is key to the success of our business and our ability to continue forming and growing new funds. We have found "building in public" to be a key component of our current success, but operating transparently also carries the potential for harmful or inaccurate publicity that could significantly damage our business and reputation in a highly competitive industry.

As a privately held company, the Company is not subject to the regulations and requirements of publicly-traded companies (e.g. the Sarbanes-Oxley Act of 2002, securities exchange listing standards, etc). As such, the Company may not have the same level of internal controls and reporting standards that one would expect of a publicly traded company and there may exist in the future significant deficiencies or material weaknesses in the Company's internal financial controls and reporting processes. The expense of implementing procedures that would be expected of a publicly-trade company could be substantially detrimental to the Company's business.

The Company's business model is subject to changes and unforeseen events across the world, including economic, socio-political, public health, and other impactful shifts in the general market landscape. Global crises, such as the ongoing Coronavirus pandemic, and their wide-ranging impacts on communities may have significant impacts on the Company's business and its ability to continue raising investor capital for Calm Company Funds. Additionally, shifts in political, economic, and social policies and regulatory environments may have unforeseen impacts on the Company's operations and financial results. It is not possible to identify all potential market-based risks, and the above is not intended to imply risk is limited to the specific examples listed.

The Company may face cybersecurity threats, attacks, or other incidents that could disrupt our operations and adversely affect our business. Our information technology infrastructure relies upon several proprietary and third-party systems that may themselves face malware, phishing attempts, or other malicious exploitative attacks that meaningfully impact their security and usability, which could have a significant negative impact on our business. Additionally, our business requires the collection of personally identifiable information of investors, portfolio companies and their founders, and employees. The protection and integrity of that information is critical, and subject to evolving governmental regulation both domestically and internationally. The security and privacy regulations imposed may require significant investment to comply with. A cyber attack on the internal and third-party systems which contain and maintain this personally identifiable information could cause disruption in our business and result in fines, claims, or legal proceedings against us.

### Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company has the ability to sell interests to additional investors, which may dilute the percentage interest of the Investor in the Company. The intention is that Class CF unit holders will not be diluted as to their pro rata right to Carried Interest profits. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a non-voting, minority owner of the Company, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will hold a non-voting minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company has the ability to sell interests to additional investors, which might dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we may perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;

of our common units;

- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

### Company

Calm Company Fund LLC

- Delaware Limited Liability Company
- Organized November 2018
- 8 employees

382 NE 191st Street
#52077
Miami FL 33179

https://calmfund.com/

### Business Description

Refer to the Calm Company Fund profile.

### EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

### Compliance with Prior Annual Reports

Calm Company Fund is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

### All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.